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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                            GERBER PRODUCTS COMPANY
                           (Name of Subject Company)

                            GERBER PRODUCTS COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (Title of Class of Securities)

                                  373712 10 8
                     (CUSIP Number of Class of Securities)

                             STEPHEN R. CLARK, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                445 STATE STREET
                            FREMONT, MICHIGAN 49413
                                 (616) 928-2000
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:
                         Charles W. Mulaney, Jr., Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Gerber Products Company, a Michigan corporation (the "Company"), and the address of the principal executive offices of the Company is 445 State Street, Fremont, Michigan 49413. The title of the class of equity securities to which this statement relates is the common stock, par value $2.50 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by SL Sub Corp., a Delaware corporation (the "Purchaser") and an indirectly wholly owned subsidiary of Sandoz Ltd., a corporation organized under the laws of Switzerland ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated May 27, 1994, to purchase all outstanding shares of Common Stock, together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of July 25, 1990, as amended as of May 21, 1994, between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agreement"), at a price of $53.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereafter referred to as the "Per Share Amount", net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 27, 1994 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 21, 1994, as amended (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of each of the Merger Agreement and Amendment No. 1 thereto are attached hereto as Exhibits
1.1 and 1.2, respectively, and incorporated herein by reference.

     Based on the information in the Offer to Purchase, the principal executive offices of the Purchaser are located at 608 Fifth Avenue, New York, New York 10020 and the principal executive offices of Parent are located at Lichtstrasse 35, CH-4002 Basle, Switzerland.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

     Stock Options. Pursuant to the terms of the Company's Stock Ownership Program and predecessor plans thereto (together, the "Option Plans"), all outstanding stock options under the Option Plans, whether or not such stock options would otherwise then be exercisable, will become immediately exercisable upon a change in control of the Company (as defined in the Option Plans), which would occur upon completion of the Offer. Pursuant to the Merger Agreement, all stock options which have been granted under the Option Plans and are outstanding at the time the Merger becomes effective (the "Effective Time"), whether or not then exercisable, will be exchanged for, and the holder of each such option will be entitled to receive upon surrender of such option for cancellation, cash equal to the product of (i) the difference between the Per Share Amount and the exercise price of each such option multiplied by (ii) the number of Shares covered by such option.

     Severance Agreements. The Company maintains severance agreements with certain key executives (including the five persons named in the cash compensation table which appears in Schedule I hereto). These agreements provide for the payment of certain severance and other benefits upon termination of the executive's employment by the Company without Cause or by the executive for Good Reason (each as defined

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in such agreements) following a change in control of the Company (as defined in the agreements). A change in control of the Company would occur upon completion of the Offer. Severance payments under the severance agreements are reduced by the amount of any severance payment provided under any employment agreement.

     In November 1993, the Board of Directors of the Company (the "Board of Directors") authorized certain amendments to the severance agreements. The amendments (i) modified the calculation of the bonus component of the severance payment to use the executives' target bonus award, rather than the executives' actual award, as determined pursuant to the Company's Annual Bonus Plan; (ii) extended the term of the agreements to a period of three years, rather than two years, following a change in control; and (iii) provided for Severance Benefits (as defined in the severance agreements) for four executives to be based on three times, rather than two times, the sum of annual compensation. In January 1994, the Board of Directors approved entering into a severance agreement with Kristina Kiley, Director of Human Resources and Corporate Secretary of the Company. The completion of the Offer would constitute a change in control for purposes of the severance agreements. The terms of the severance agreements, as amended, are described in Schedule I in the section under the heading entitled "Employee Agreements." A copy of the form of amendment to severance agreements between the Company and certain of such key executives is attached hereto as
Exhibit 2 and incorporated herein by reference.

     Severance Benefit Plan. The Company's Severance Benefit Plan provides for the payment of certain severance and other benefits upon termination of employment of a full-time, active employee (who is not covered under any collective bargaining agreement) by the Company without Cause (as defined in the plan) following a change in control of the Company (as defined in the plan).

     In November 1993, the Board of Directors authorized certain amendments to the Severance Benefit Plan. The amendments (i) extended the term of protection to a period of three years, rather than two years, following a change in control; (ii) established certain minimum Severance Benefits (as defined in the plan) under the Severance Benefit Plan for eligible employees irrespective of years of service during the three years following a change in control; and (iii) provided for a Housing Purchase Guarantee (as defined in the plan) to Fremont-based salaried associates terminated by the Company without Cause following a change in control of the Company. In addition, on May 21, 1994, the Board of Directors (i) authorized the addition of Gerber Life Insurance Company and Hankscraft Motors to the Severance Benefit Plan as Participating Subsidiaries (as defined in the plan) and (ii) modified the terms of the Company's Annual Bonus Plan, Retirement Investment Plan and Stock Ownership Plan
(ESOP). The terms of the Company's Severance Benefit Plan, Annual Bonus Plan, Retirement Investment Plan and Stock Ownership Plan (ESOP), each as amended, are described in Schedule I. The completion of the Offer would constitute a change in control for purposes of the Severance Benefit Plan. A copy of the amended Severance Benefit Plan is attached hereto as Exhibit 3 and incorporated herein by reference.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

     Indemnification of Officers and Directors. The Company's Restated Articles of Incorporation provide that each person who is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that the person is or was a director or officer of the Company (or was serving at the request of the Company as a director, officer, employee or agent for another entity) while serving in such capacity shall be indemnified and held harmless by the Company, to the fullest extent authorized by the Michigan Business Corporation Act ("Michigan Law"), as in effect (or, to the extent indemnification is broadened, as it may be amended) against all expense, liability or loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) reasonably incurred by such person in connection with such action, suit or proceeding. The Restated Articles of Incorporation further provide that rights conferred thereby are contract rights and include the right to be paid by the Company the expenses incurred in defending the proceedings specified above in advance of their final disposition; provided that, if Michigan Law requires, such payment will be made only upon delivery to the Company by the indemnified party of an undertaking to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified under the Restated Articles of Incorporation or otherwise.

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     The Restated Articles of Incorporation provide that persons entitled to be indemnified may bring suit against the Company to recover unpaid amounts claimed thereunder, and that if such suit is successful, the expense of bringing the suit will be reimbursed by the Company. The Restated Articles of Incorporation further provide that, while it is a defense to such a suit that the person claiming indemnification has not met the applicable standards of conduct making indemnification permissible under Michigan Law, the burden of proving the defense is on the Company, and neither the failure of the Board of Directors to have made a determination that indemnification is proper, nor an actual determination that the person claiming indemnification has not met the applicable standard of conduct, is a defense to the action or creates a presumption that the person claiming indemnification has not met the applicable standards of conduct.

     The Restated Articles of Incorporation provide that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition is not exclusive of any other right which any person may have or acquire under any statute, provision of the Company's Restated Articles of Incorporation or By-laws, or otherwise. In addition, the Company may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Michigan Law. The Company currently maintains such insurance.

     The Merger Agreement provides that the Articles of Incorporation and By-Laws of the Surviving Corporation shall contain provisions with respect to indemnification no less favorable to any party indemnified thereunder than those set forth in the Restated Articles of Incorporation and By-Laws of the Company on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. The Merger Agreement provides that Parent shall cause to be maintained in effect for not less than three years from the Effective Time the policies of officers' and directors' liability insurance in effect as of the date of the Merger Agreement maintained by the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time; provided that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous, in any material respect, to the Company's present or former directors, officers, employees, agents or other individuals otherwise covered by such policies prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance.

     The Merger Agreement provides that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the obligations set forth in the preceding paragraph.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer not later than the fifth business day from and including the date of the initial public announcement of the Purchaser's intention to commence the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the condition that there will be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of

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Shares representing at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"), the Regulatory Approval Condition (as hereafter defined) and certain other conditions described below. The Purchaser has expressly reserved the right to waive any such condition, to increase the price per Share payable in the Offer or to make any change in the terms or conditions of the Offer. The Purchaser and Parent have agreed, however, that unless previously approved by the Company in writing, no change in the Offer may be made which decreases the price per Share payable in the Offer, changes the form of consideration to be paid, reduces the maximum number of Shares to be purchased in the Offer or the Minimum Condition, imposes conditions to the Offer in addition to the Minimum Condition and those other conditions set forth in the Merger Agreement or which amends any other term of the Offer in a manner adverse to the holders of Shares. Notwithstanding the foregoing, the Merger Agreement provides that the Purchaser shall, and Parent has agreed to cause the Purchaser to, extend the Offer at any time and from time to time up to November 30, 1994, if at the initial expiration date of the Offer, or any extension thereof, the condition to the Offer requiring approval of the Superintendent of Insurance of the State of New York (the "Superintendent") for the acquisition of control of Gerber Life Insurance Company, a wholly owned subsidiary of the Company ("Gerber Life") by Parent (the "Regulatory Approval Condition"), is not satisfied or waived; provided, that (i) such extension must be for a reasonable amount of time in light of the circumstances related to satisfying such condition, (ii) any extension made before August 10, 1994 may not extend the Offer beyond August 24, 1994, (iii) unless waived in writing by the Company, any extension made on or after August 10, 1994 may not be for a period in excess of 10 Business Days and (iv) Purchaser shall amend the Offer to cause the Offer to expire on a date not more than 10 Business Days from the date the Regulatory Approval Condition is met or waived if the Offer has been extended and is not due to expire within 15 Business Days of the receipt of such approval or waiver.

     Certain Conditions of the Offer. The Purchaser is required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of any Shares tendered, if (i) immediately prior to the expiration of the Offer the Minimum Condition shall not have been satisfied, (ii) the Regulatory Approval Condition shall not have been satisfied (subject to the Purchaser's obligations to extend the Offer at any time up to November 30, 1994 if the Regulatory Approval Condition has not been satisfied or waived and to use all reasonable efforts to obtain approval for the Merger from the Superintendent), (iii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall not have expired or been terminated prior to the expiration of the Offer or (iv) at any time on or after May 21, 1994, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          (a) Any government entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) materially restricts, prevents or prohibits consummation of the Offer, the Merger or any transaction contemplated by the Merger Agreement, (ii) prohibits or limits materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, and its subsidiaries taken as a whole, (iii) imposes limitations on the ability of Parent, the Purchaser or any other subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby or (iv) requires divestiture by Parent, the Purchaser or any other affiliate of Parent of any Shares; provided that Parent shall have used all reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted;

          (b) The representations and warranties of the Company (without giving effect to any materiality qualifications) contained in the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on and as of such date except (i) for changes specifically permitted by the Merger Agreement, (ii) that those representations and warranties which address

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     matters only as of a particular date shall remain true and correct as of such date and (iii) in any case where such failure to be true and correct would not, in the aggregate, have a Material Adverse Effect;

          (c) The Company shall not have performed or complied in all material respects with its material obligations under the Merger Agreement to be performed or complied with by it;

          (d) The Merger Agreement shall have been terminated in accordance with its terms;

          (e) Prior to the purchase of Shares pursuant to the Offer, an Acquisition Proposal for the Company exists and the Board of Directors shall have withdrawn or materially modified or changed (including by amendment of this Schedule 14D-9) in a manner adverse to the Purchaser its recommendation of the Offer, the Merger Agreement or the Merger; provided, that a statement by the Board of Directors that it is neutral or unable to take a position with respect to the Offer shall not be deemed to constitute a withdrawal, modification or change of its recommendation of the Offer, the Merger Agreement or the Merger; or

          (f) (i) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of more than 25% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 25% of any class or series of capital stock of the Company (including the Shares); or (ii) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation or other business combination with the Company;

which, in the judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or omission by the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Michigan Law and the Delaware General Corporation Law ("Delaware Law"), at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will become an indirect wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company or owned by the Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) shall be cancelled and converted automatically into the right to receive the Per Share Amount in cash (the "Merger Consideration"), payable to the holder thereof, without interest thereon, less any required withholding taxes, upon the surrender of the certificate formerly representing such Share.

     The Merger Agreement provides that, after the Effective Time, each option to purchase Shares (an "Option") which has been granted under the Company's Stock Ownership Program or any predecessor plans thereto (together, the "Option Plans") and is outstanding at the Effective Time, whether or not then exercisable, will be exchanged for, and the holder of each such Option will be entitled to receive upon surrender of the Option for cancellation, cash equal to
(a) the difference between the Merger Consideration and the exercise price of each such Option, multiplied by (b) the number of Shares covered by such Option.

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $2.50 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Restated Articles of Incorporation of the Company will be the

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Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Restated Articles of Incorporation. The Merger Agreement also provides that the By-laws of the Company, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Restated Articles of Incorporation of the Surviving Corporation and such By-laws.

     Board Representation. The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors as shall give the Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly use all reasonable efforts to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board of Directors (subject to the provisions of Article VI of the Company's Restated Articles of Incorporation) or securing (to the extent possible) the resignations of incumbent directors or both. The Merger Agreement also provides that, at such times, the Company shall use all reasonable efforts to cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. Notwithstanding the foregoing, until the earlier of
(i) the time the Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, the Company has agreed to use all reasonable efforts to ensure that all the members of the Board of Directors and each committee of the Board of Directors and such boards and committees of such domestic subsidiaries as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board of Directors and of such boards and committees. The Company's obligations to appoint the Purchaser's designees to the Board of Directors is subject to compliance with Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

     The Merger Agreement provides that following the election of the Purchaser's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Restated Articles of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement or persons designated by such directors and neither were designated by the Purchaser nor are employees of the Company ("Continuing Directors"). Prior to the Effective Time, the Company and the Purchaser will use all reasonable efforts to ensure that the Board at all times includes at least three Continuing Directors.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans and taxes.

     Agreement with Respect to the Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing and except as otherwise contemplated by the Merger Agreement, the Company and each of its subsidiaries shall conduct its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. The

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Merger Agreement provides that, without limiting the generality of the foregoing, and except as otherwise permitted in the Merger Agreement, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent, (i) except for a maximum of 1,705,537 Shares to be issued pursuant to the terms of the Option Plans, or Shares issued pursuant to the terms of the Company's Retirement Investment Plan or the Employee Stock Ownership Plan, issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options (including the grant of any options under the current Stock Plans), calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement;
(ii) except as required pursuant to the terms of the Company's stock-based employee benefit plans, redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding Shares; (iii) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, whether in cash, stock, property or otherwise, in respect of any Shares or otherwise make any payments to shareholders in their capacity as such, other than the declaration and payment of regular quarterly cash dividends not to exceed $.215 per Share in accordance with past dividend policy and except for dividends by a wholly owned subsidiary of the Company; (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger); (v) adopt any amendments to its Restated Articles of Incorporation or By-laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary not constituting an inactive subsidiary of the Company; (vi) make any material acquisition, by means of merger, consolidation or otherwise, or material disposition, of assets or securities; (vii) incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly owned subsidiary of the Company, except for the incurrence of (A) short term indebtedness in the ordinary course of business consistent with past practice or (B) up to $10 million of indebtedness related to the construction of the Company's new plant in Costa Rica; (viii) grant any increases in the compensation of any of its directors, officers or key employees, except in the ordinary course of business and in accordance with past practice or as may be approved on a case by case basis by a designated representative of Parent; (ix) pay or agree to pay any pension, retirement allowance, severance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date of the Merger Agreement to any such director or officer, whether past or present; (x) enter into any new or amend any existing employment or severance or termination agreement with any such director or officer; (xi) except in the ordinary course of business consistent with past practice or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date of the Merger Agreement, or amend any such plan or arrangement in existence on the date of the Merger Agreement if such amendment would have the effect of materially enhancing any benefits thereunder;
(xii) make any capital expenditures or commitments for any capital expenditures, other than capital expenditures or commitments for any capital expenditures in amounts consistent with the Company's fiscal 1995 budget previously disclosed to Parent; (xiii) make any material changes in its customary methods of marketing, distributing or licensing; (xiv) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time; or (xv) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Acquisition Proposals. The Company has agreed that the Company and its subsidiaries and their respective officers, directors and employees will immediately cease any existing discussions or negotiations with any parties other than the Purchaser and Parent with respect to any proposal or offer for a merger, asset acquisition or other business combination or any proposal or offer to acquire a significant equity interest in, or a significant portion of the assets of, such other person. However, the Merger Agreement provides that the Company may, directly or indirectly, furnish information and access, in each case only in response to requests which were not solicited by the Company after the date of the Merger Agreement, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements, and may participate in discussions and negotiate with such person, entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division of the Company, if such entity or group has submitted a bona fide written proposal to the Board of Directors relating to any such transaction which the Board of Directors reasonably determines represents a superior transaction to the Offer and the Merger, and if in the opinion of the Board of Directors after consultation with independent legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations would be inconsistent with their fiduciary duties to the Company's shareholders under applicable law. The Company has also agreed to notify Parent immediately if any such request or proposal, or any inquiry or contact with any person with respect thereto, is made and keep Parent apprised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company has also agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party unless, in the opinion of the Board of Directors after consultation with independent legal counsel, the failure to provide such release or waiver would be inconsistent with their fiduciary duties to the Company's shareholders under applicable law.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required for the consummation of the Merger, the Merger Agreement and the transactions contemplated thereby shall have been duly approved by the shareholders of the Company in accordance with applicable law and the Company's Restated Articles of Incorporation; (b) there shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated by the Merger Agreement not be consummated or which has the effect of making the acquisition of Shares by the Purchaser illegal; provided, however, that prior to invoking this condition each party shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated; (c) all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Effective Time (including, but not limited to, the approval of the Superintendent and any approvals which may be required under the insurance laws of any state in which Gerber Life does business and such approvals and consents as may be required under the laws of any foreign country in which the Company or any of its subsidiaries conducts any business or owns any assets), except where the failure to obtain any such consent would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Parent (assuming the Merger had taken place), and the waiting period under the HSR Act, shall have expired or been terminated; and (d) the Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective
Time: (a) by the mutual written consent of Parent and the Company; (b) by either Parent or the Company if (i) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action becomes final and nonappealable or (ii) the Purchaser does not purchase Shares pursuant to the Offer on or prior to November 30, 1994 (provided that the right to terminate the Merger Agreement under clause (b) is not available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in such failure to purchase); or (c) by the Company if (i) the Purchaser
(x) fails to commence the Offer within five days following the date of the initial public announcement of the Offer or (y) terminates the Offer prior to the purchase of the Shares pursuant to the Offer; (ii) the Purchaser or Parent fails to perform in any material respect any of their material obligations under the Merger Agreement to be performed at or prior to such date of termination, which failure to perform is incapable of being cured by November 30, 1994; (iii) any representation or warranty of the Purchaser or Parent contained in the Merger Agreement is or becomes untrue or incorrect (except for changes permitted by the Merger Agreement and those representations which address matters only as of a particular date shall remain true and correct as of such date), except, in any case, such failures to be true and correct which are not reasonably likely to adversely effect Parent's or the Purchaser's ability to complete the Offer or the Merger, which failure to be true and correct is incapable of being cured prior to November 30, 1994; or (iv) the Board of Directors withdraws or materially modifies or changes its recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Company of a definitive agreement relating to a proposal or offer for a merger, asset acquisition or other business combination or any proposal or offer to acquire a significant equity interest in, or a significant portion of the assets of, the Company or any of its subsidiaries, with any person other than Parent or the Purchaser (an "Acquisition Proposal"), and the Board of Directors after consultation with independent legal counsel determines that the failure to take such action would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law. In addition, the Merger Agreement provides that Parent may terminate the Merger Agreement prior to the purchase of Shares pursuant to the Offer by the Purchaser if (i) the Company fails to perform in any material respect any of its material obligations under the Merger Agreement to be performed at or prior to such date of termination, which failure to perform is incapable of being cured by November 30, 1994; (ii) any representation or warranty of the Company contained in the Merger Agreement is or becomes untrue or incorrect (except for changes permitted by the Merger Agreement and those representations which address matters only as of a particular date shall remain true and correct as of such date), except, in any case, such failures to be true and correct which are not reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company, which failure to be true and correct is incapable of being cured prior to November 30, 1994; (iii) an Acquisition Proposal exists and the Board of Directors withdraws or materially modifies or changes (including by amendment of this Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Parent or the Purchaser; provided that a statement by the Board of Directors that it is neutral or unable to take a position with respect to the Offer, the Merger Agreement or the Merger shall not be deemed to constitute a withdrawal, modification or change of its recommendation of the Offer, the Merger Agreement or the Merger; or (iv) the Board of Directors recommends to the shareholders of the Company an Acquisition Proposal.

     In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and have no effect and there shall be no liability thereunder on the part of any party thereto or its affiliates, directors, officers or shareholders, except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

     Agreements with Respect to Employee Matters. Parent has agreed that for a period of at least two years after the Effective Time, Parent shall cause the Surviving Corporation to continue to maintain the Company's existing compensation, severance, welfare and pension benefit plans, programs and arrangements (other than any stock based plans, programs and arrangements for which alternative incentive compensation plans will be developed during the one-year period following the Effective Time, as described below) for the benefit of current and former employees of the Company and its subsidiaries, subject to such modifications as may be required by applicable law or to maintain the tax exempt status of any such plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. However, the Merger Agreement provides that (i) nothing therein shall prohibit Parent from replacing any such existing plans, programs or arrangements with plans, programs or arrangements which provide such employees with benefits which are not less favorable in the aggregate than the benefits that would have been provided under the Company's existing plans, programs or arrangements to the extent such replacement is permitted under the terms of the applicable plan, program or arrangement and (ii) nothing therein shall obligate Parent to provide such employees with any stock based compensation (including, without limitation, stock options or stock appreciation rights) after the Effective Time. Parent has further agreed to develop, during the one-year period following the Effective Time, a new performance based incentive compensation plan for the benefit of employees of the Surviving Corporation and its subsidiaries as an appropriate substitute for the Company's current stock based plans, programs and arrangements.

     The Merger Agreement provides that all service credited to each employee by the Company through the Effective Time shall be recognized by Parent for all purposes, including for purposes of determining eligibility, vesting and benefit accruals under any employee benefit plan provided by Parent, except that, to the extent necessary to avoid duplication of benefits, amounts payable under employee benefit plans provided by Parent may be reduced by amounts payable under similar Company Plans with respect to the same periods of service.

     Parent has agreed to cause the Surviving Corporation to honor (without modification) and assume the employment agreements, executive termination agreements and individual benefit arrangements between the Company and six executive officers, all as in effect at the date of the Merger Agreement.

     Agreements with Respect to Director and Officer Indemnification and Insurance. The Merger Agreement provides that the Articles of Incorporation and By-Laws of the Surviving Corporation shall contain provisions with respect to indemnification no less favorable to any party indemnified thereunder than those set forth in the Restated Articles of Incorporation and By-Laws of the Company on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

     The Merger Agreement provides that Parent shall cause to be maintained in effect for not less than three years from the Effective Time the policies of officers' and directors' liability insurance in effect as of the date of the Merger Agreement maintained by the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time covering each such person covered by the Company's officers' and directors' liability insurance policy prior to the Effective Time; provided that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous, in any material respect; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance (which annual premiums the Company has represented to Parent and the Purchaser to be $251,800 in the aggregate).

     Parent, the Purchaser and the Company have also agreed that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the foregoing indemnity obligations.

     Additional Agreements. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Shareholders' Meeting"). If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     The Merger Agreement provides that the Company shall, if required by applicable law in order to consummate the Merger, as soon as practicable following consummation of the Offer, file with the Securities and Exchange Commission (the "Commission") under the Exchange Act, and use all reasonable efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Shareholders' Meeting and cause the Proxy Statement to be mailed to shareholders of the

Company at the earliest practicable time. The Company has agreed, subject to its fiduciary duties to the Company's shareholders under applicable law after consultation with independent legal counsel, to include in the Proxy Statement the unanimous recommendation of the Board of Directors that the shareholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use all reasonable efforts to obtain such approval and adoption. Parent and the Purchaser have agreed to cause all Shares then owned by them and their affiliates to be voted in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Merger Agreement provides that, in the event that the Purchaser shall acquire at least 90 percent of the then outstanding Shares, Parent, the Purchaser and the Company agree, at the request of the Purchaser, subject to certain condition (see "Conditions to the Merger" above), to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's shareholders, in accordance with Michigan Law and Delaware Law.

     The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including using all reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, and to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the requisite votes of the shareholders of the Company, the Purchaser and Parent. Notwithstanding the foregoing, the Company shall not be obligated to use all reasonable efforts or take any action pursuant to the above described provisions if, in the opinion of the Board of Directors after consultation with independent legal counsel, such actions would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law.

     Fees and Expenses. The Merger Agreement provides that in the event that the Merger Agreement is terminated (a) by either Parent or the Company, if the Purchaser fails to purchase Shares pursuant to the Offer on or prior to November 30, 1994 and at the time of such termination (i) the Minimum Condition has not been satisfied and (ii) an Acquisition Proposal exists; (b) by Parent prior to the purchase of Shares pursuant to the Offer by the Purchaser if (i) an Acquisition Proposal for the Company exists and the Board of Directors withdraws or materially modifies or changes (including by amendment of this Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Parent or the Purchaser (provided that a statement by the Board of Directors that it is neutral or unable to take a position with respect to the Offer, the Merger Agreement or the Merger shall not be deemed to constitute a withdrawal, modification or change of its recommendation of the Offer, the Merger Agreement or the Merger), or (ii) the Board of Directors recommends to the shareholders of the Company an Acquisition Proposal for the Company; or (c) by the Company if the Board of Directors withdraws or materially modifies or changes its recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Company of a definitive agreement relating to the Acquisition Proposal for the Company and the Board of Directors after consultation with independent legal counsel determines that the failure to take such action would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law, the Company shall pay to Parent $70 million.

     The Company has also agreed that if the Merger Agreement is terminated by Parent prior to the purchase of Shares pursuant to the Offer by the Purchaser in the event that (i) the Company shall have failed to perform in any material respect any of its material obligations under the Merger Agreement to be performed at or prior to such date of termination, which failure to perform is incapable of being cured by November 30, 1994, or (ii) any representation or warranty of the Company contained in the Merger Agreement shall not be true and correct (except for changes permitted by the Merger Agreement and those representations which address matters only as of a particular date shall remain true and correct as of such date), except, in any case, such failures to be true and correct which are not reasonably likely to have a Material Adverse Effect on the Company; provided that such failure to be true and correct is incapable of being cured prior to November 30, 1994, the Company shall reimburse Parent and the Purchaser for up to $15 million, in the aggregate, of their actual out of pocket expenses incurred in connection with the Merger

Agreement and the Offer (including, without limitation, legal fees, financial advisor fees, financing commitment fees and printer fees).

     Except as described in the preceding two paragraphs, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs or expenses, whether or not the Offer and the Merger are consummated; provided that the Surviving Corporation shall pay, with funds of the Company and not with funds provided by Parent, any and all property or transfer taxes imposed on the Surviving Corporation or any gains taxes.

     Extension, Waiver and Amendment. The Merger Agreement provides that, at any time prior to the Effective Time, each of Parent, the Purchaser and the Company (by action of the Continuing Directors) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document, certificate or writing delivered pursuant to the Merger Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of Parent, the Purchaser or the Company to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. Subject to applicable law, at any time prior to the Effective Time, Parent, the Purchaser and the Company (by action of the Continuing Directors) may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger Agreement by the shareholders of the Company, no amendment shall be made which changes the consideration payable in the Merger or adversely affects the rights of the Company's shareholders under the Merger Agreement without the approval of such shareholders.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company. The Board of Directors unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     As reported to the Company's shareholders in the Company's 1993 Annual Report, the Company's U.S. baby food business had a difficult year in 1993 and extending the Company's franchise in the international arena was desirable for future growth. As a result, the Board of Directors and the Company's senior management ("Management") have been actively studying the current and future state of the baby food market, the Company's strategic position, near and long-term prospects and the possibility that the Company should conduct a systematic review of its strategic alternatives, including alternatives to remaining an independent company, in order to increase shareholder value.

     On November 13, 1993, representatives of the Company met with its outside legal advisors and Goldman, Sachs & Co. ("Goldman Sachs") and Wasserstein Perella & Co., Inc. ("Wasserstein Perella") to discuss various strategic alternatives for the Company, including potential companies with which to pursue strategic transactions that would best serve the Company's shareholders.

     At meetings held in November 1993, the Board of Directors authorized Management to retain outside financial advisors with respect to the consideration and implementation of strategic alternatives for the Company. In December 1993, Goldman Sachs and Wasserstein Perella were retained.

     During the period from December 1993 through early May 1994, Management and the Company's financial advisors approached a number of companies on a confidential basis to discuss their interest in entering into a strategic transaction with the Company. Certain of these companies entered into confidentiality and standstill agreements with the Company and received financial and other information regarding the Company in order to conduct a due diligence review of the Company.

     On April 19, 1994, representatives of Parent contacted the Company's financial advisors to discuss a possible business combination with the Company.

     On April 21, 1994, Mr. Alfred Piergallini, Chairman of the Board, President and Chief Executive Officer of the Company received a telephone call from Dr. Marc Moret, Chairman of the Board of Parent expressing Parent's interest in exploring a business combination with the Company. It was tentatively agreed that representatives of the parties would meet in Chicago for more detailed discussions.

     On April 27, 1994, representatives of the Company met with representatives of Parent in order to provide general information related to the Company. On April 29, 1994, the Company and Parent entered into a confidentiality and standstill agreement. On May 2, 1994, representatives of the Company met with representatives of Parent in order to provide Parent with detailed information related to the Company. On May 4, 1994, Parent began its due diligence review of financial and other information regarding the Company.

     During the week of May 9, 1994, representatives of the Company indicated to Parent and other parties that, although no determination had been made to sell the Company, the Company was willing to consider proposals related to potential transactions with the Company and requested that proposals be submitted on May 18, 1994. On May 18, 1994, the Company received and initially evaluated proposals from Parent and other interested parties. The Parent's proposal contemplated acceptance of its terms by the Company no later than May 22, 1994. After the Company further reviewed the proposals with its legal and financial advisors, the Company's advisors contacted Parent and the other interested parties to solicit their final proposals on May 19, 1994. After receiving and evaluating revised proposals with its legal and financial advisors, the Company began negotiating a definitive agreement with Parent on May 19, 1994. Negotiations continued through May 21, 1994, culminating in the Company and Parent agreeing upon a form of definitive agreement to be presented for review by the Board of Directors at a meeting scheduled for May 21, 1994.

     On May 21, 1994, a meeting of the Board of Directors was held in Chicago. After a report by the Compensation Committee of the Board of Directors, review and approval by the Board of Directors of amendments to certain employee benefit plans and review of the Company's fiscal 1994 financial results, the terms of the proposed transaction and related merger agreement were presented to and reviewed by the Board of Directors. Goldman Sachs and Wasserstein Perella made a presentation to the Board of Directors and each delivered its opinion as to the fairness of the $53.00 per Share cash consideration to be received in the Offer and the Merger to the holders of the outstanding Shares. The Board of Directors analyzed and discussed the Offer, the Merger Agreement and the Merger and reviewed proposed resolutions related to the transaction. After discussion and further analysis, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer. With respect to the Merger, the Board of Directors unanimously recommended that, if a shareholder vote is required by applicable law, the shareholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger. A copy of a press release announcing the transaction is attached hereto as Exhibit 5 and incorporated herein by reference. A copy of a letter to shareholders of the Company, which accompanies this Schedule 14D-9, is attached hereto as Exhibit 6 and incorporated herein by reference.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

          (i) the terms of the Merger Agreement;

          (ii) presentations by Management of the Company (at such meeting and at previous Board of Directors' meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent;

          (iii) the results of the process undertaken to identify and solicit proposals from third parties to enter into a strategic transaction with the Company;

          (iv) the trading price of the Shares over the last three years and that the $53.00 per Share Offer price represents a premium of approximately 53% over the closing sales price for the Shares on the New York Stock Exchange (the "NYSE") on May 20, 1994, the last trading day prior to the public announcement of the execution of the Merger Agreement;

          (v) the presentations of Goldman Sachs and Wasserstein Perella at the May 21, 1994 Board of Directors' meeting and the opinions of Goldman Sachs and Wasserstein Perella, each to the effect that as of the date of the opinion, the $53.00 per Share cash consideration to be received by the holders of the Shares in the transactions contemplated by the Merger Agreement is fair to such holders. Copies of the opinions of Goldman Sachs and Wasserstein Perella, which set forth the procedures followed, the factors considered and the assumptions made by Goldman Sachs and Wasserstein Perella, are attached hereto and filed as Exhibits 7.1 and 7.2, respectively, and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINIONS OF GOLDMAN SACHS AND WASSERSTEIN PERELLA CAREFULLY IN THEIR ENTIRETY;

          (vi) that the Merger Agreement permits the Company in the exercise of the fiduciary duties of the Board of Directors to furnish nonpublic information and access in response to requests which were not solicited by the Company after the date of the Merger Agreement to third parties pursuant to confidentiality agreements, and to participate in discussions and negotiations with any third party that has submitted a bona fide written Acquisition Proposal to the Company which the Board of Directors determines is superior to the Offer and the Merger, or to waive any confidentiality or standstill agreements entered into by the Company;

          (vii) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to
     (x) a fee of $70 million upon the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board of Directors' recommendation with respect to the Offer and the Merger in the presence of an Acquisition Proposal for the Company and (y) reimbursement of expenses up to $15 million upon a termination of the Merger Agreement by Parent related to a breach of the representations and warranties or covenants by the Company contained in the Merger Agreement; and

          (xiii) the representation of Parent and the Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Goldman Sachs and Wasserstein Perella have been retained by the Company to act as financial advisors to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement, dated December 6, 1993, between the Company and each of Goldman Sachs and Wasserstein Perella, if the Offer and the Merger are consummated, the Company will pay Goldman Sachs and Wasserstein Perella, for their services in connection with the foregoing matters, an aggregate fee of approximately $18.7 million, which amount represents 0.50% of the aggregate consideration (as defined in the letter agreement) to be paid upon the consummation of the Offer and the Merger, to be paid in equal portions to each of Goldman Sachs and Wasserstein Perella. The Company has also agreed to reimburse each of Goldman Sachs and Wasserstein Perella for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify each of Goldman Sachs and Wasserstein Perella against certain liabilities, including liabilities arising under the federal securities laws.

     Goldman Sachs and Wasserstein Perella have provided certain investment banking services to the Company and Parent from time to time for which they have received customary compensation. In the ordinary course of its business, each of Goldman Sachs and Wasserstein Perella may from time to time effect transactions and hold positions in securities of the Company and Parent.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for (i) awards of Shares pursuant to the Company's employee benefit plans described under the heading "Executive Management Compensation" of
Schedule I hereto and (ii) an aggregate of 22,825 Shares that were purchased at an average price of $30.08 per share by the trustees under the Company's Retirement Investment Plan and Stock Ownership Plan, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for (i) Shares the sale of which may result in liability for the holder(s) under Section 16(b) of the Exchange Act, (ii) Shares which are subject to restrictions on transfer and
(iii) gifts of Shares to family members or charitable organizations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3(b) or 4 above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.
- -----------
Exhibit 1.1   Agreement and Plan of Merger, dated as of May 21, 1994, by and among Sandoz
              Ltd., SL Sub Corp. and Gerber Products Company
Exhibit 1.2   Amendment No. 1, dated as of May 27, 1994, to the Agreement and Plan of Merger,
              dated as of May 21, 1994, by and among Sandoz Ltd., SL Sub Corp. and Gerber
              Products Company
Exhibit 2     Form of Amendment to Severance Agreements between Gerber Products Company and certain key executives
Exhibit 3     Gerber Products Company Severance Benefits Plan, as amended May 21, 1994
Exhibit 4     Confidentiality Agreement, dated April 29, 1994, between Gerber Products Company and Sandoz Corporation
Exhibit 5     Press Release issued jointly by Gerber Products Company and Sandoz Ltd. dated
              May 23, 1994
Exhibit 6     Letter to Shareholders of Gerber Products Company dated May 27, 1994*
Exhibit 7.1   Opinion of Goldman, Sachs & Co. dated May 21, 1994*
Exhibit 7.2   Opinion of Wasserstein Perella & Co., Inc. dated May 21, 1994*

- -------------------------
* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 1994                       GERBER PRODUCTS COMPANY

                                          By /s/       STEPHEN R. CLARK
                                            ------------------------------------
                                                      Stephen R. Clark
                                             Vice President and General Counsel

                                                                      SCHEDULE I

                            GERBER PRODUCTS COMPANY
                                445 STATE STREET
                            FREMONT, MICHIGAN 49413

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                           -------------------------

     This Information Statement is being mailed on or about May 27, 1994 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about May 23, 1994. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to use all reasonable efforts to cause the Purchaser Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 27, 1994. The Offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, June 30, 1994 unless the Offer is extended.

     The information contained in this Information Statement concerning the Purchaser and the Purchaser Designees has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 21, 1994, there were 69,519,935 Shares outstanding. The Board of Directors currently consists of nine members and there is currently one vacancy on the Board of Directors. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors as shall give the Purchaser representation equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly use all reasonable efforts to cause the Purchaser Designees to be elected as directors of the Company, including increasing the size of the Board of Directors (subject to the provisions of Article VI of the Company's Restated Articles of Incorporation) or securing (to the extent possible) the resignations of incumbent directors or both. At such times, the Company shall use all reasonable efforts to cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Shares are listed. Notwithstanding the foregoing, until the earlier of (i) the time the Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, the Company shall use all reasonable efforts to ensure that all the members of the Board of Directors and each committee of the Board of Directors and such boards and committees of such domestic subsidiaries as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board of Directors and of such boards and committees. In addition, prior to the Effective Time, the Company and the Purchaser shall use all reasonable efforts to ensure that the Board of Directors at all times includes at least three directors who were directors on the date of the Merger Agreement or persons designated by such directors and neither were designated by Purchaser nor are employees of the Company.

     The Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of the Shares pursuant to the Offer, which purchase cannot be earlier than June 30, 1994, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

     The Board of Directors is divided into three classes serving staggered terms in accordance with the Company's Restated Articles of Incorporation.

     Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

     Dr. Rolf W. Schweizer, Age 64; a director of Parent for more than five years; Chief Executive Officer of Parent since 1994; held various positions with the Sandoz Group for the past five years; Dr. Schweizer is also a director of Swiss Bank Corporation.

     Dr. Urs. Barlocher, Age 52; head of Pharma Division of Parent since 1993; held various positions with the Sandoz Group for the past five years.

     Dr. Raymund Breu, Age 49; Chief Financial Officer of Parent since 1993; held various positions with the Sandoz Group for the past five years.

     Alexandre F. Jetzer, Age 53; head of Management Resources and International Coordination of Parent since 1993; held various positions with the Sandoz Group for the past five years.

     Heinz Imhof, Age 52; Director, Chairman and President of Purchaser since May 21, 1994; Vice Chairman and Chief Executive Officer of Parent since 1993; held various positions with the Sandoz Group for the past five years.

     Robert L. Thompson, Jr., Age 49; Director, Vice President and Secretary of Purchaser since May 21, 1994; Vice President, General Counsel and Secretary of Parent since 1989; Mr. Thompson is also a director of the Organization for International Investment since December 7, 1993.

     Alfred A. Piergallini, Age 47; a director of the Company since 1989; Chairman of the Board, President and Chief Executive Officer of the Company since January 1993; Chairman of the Board and Chief Executive Officer of the Company from May 1992 to January 1993; Chairman of the Board, President and Chief Executive Officer of the Company from January 1990 to May 1992; and President and Chief Operating Officer of the Company from April 1989 to January 1990. Mr. Piergallini is also a director of Comerica, Incorporated.

     None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company (other than Mr. Piergallini), (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company (other than Mr. Piergallini). The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

DIRECTORS

     Robert B. Carlson, Age 64; a director since 1987; Consultant, Right Associates since April 1991; Chairman of the Board of Crowley, Milner and Company (a chain of retail department stores) from March 1988 to April 1991.

     Harrington M. Cummings, Age 64; a director since 1974; private investor. Mr. Cummings is a brother-in-law of Daniel F. Gerber.

     Charles H. Curry, Age 47; a director since 1991; President of The Oreheus Connection (an advertising and marketing firm specializing in culturally diverse audiences) since November 1993; President and Chief Operating Officer for Burrell Communications Group (advertising) from August 1989 to November 1993; and Senior Vice President and Director of Account Services of Burrell Communications Group from April 1988 to August 1989; prior thereto he was associated with Marketing Corporation of America as a partner.

     Daniel F. Gerber, Age 53; a director since 1967; poet, novelist, journalist. Mr. Gerber is a brother-in-law of Harrington M. Cummings.

     Richard L. McAuliffe, Age 59; a director since 1975; Treasurer, Evangelical Lutheran Church in America since February, 1992; Managing Agent, Resolution Trust Corporation from February, 1991 to February 1992; Executive Vice President and Chief Financial Officer, Harris Bankcorp, Inc., and Harris Trust and Savings Bank from 1982 to October 1990.

     Alfred A. Piergallini, Age 47; a director since 1989; Chairman of the Board, President and Chief Executive Officer since January 1993; Chairman of the Board and Chief Executive Officer from May 1992 to January 1993; Chairman of the Board, President and Chief Executive Officer from January 1990 to May 1992; and President and Chief Operating Officer from April 1989 to January 1990. Mr. Piergallini is also a director of Comerica, Incorporated.

     Fred K. Schomer, Age 54; a director since 1989, Executive Vice President and Chief Financial Officer since November 1988. Mr. Schomer is also a director of Gantos, Inc.

     Gloria S. Spitz, Age 62; a director since 1976; Senior Vice President, Burson-Marsteller (public relations) since October 1991; Vice President/Group Manager, Burson-Marsteller from March 1984 to October 1991.

     Bonita W. Wyse, Age 48; a director since 1981; Dean, College of Family Life, Utah State University since July 1984.

EXECUTIVE OFFICERS

     Alfred A. Piergallini, Age 47; Chairman of the Board, President and Chief Executive Officer from January 14, 1993 to present; Chairman of the Board and Chief Executive Officer from May 28, 1992 to January 14, 1993; Chairman of the Board, President and Chief Executive Officer from January 1, 1990 to May 28, 1992; President and Chief Operating Officer from April 17, 1989 to January 1, 1990; Prior thereto he was associated with The Carnation Company.

     Fred K. Schomer, Age 54; Executive Vice President and Chief Financial Officer from November 28, 1988 to present.

     Jose A. Rodriguez, Age 57; President, International Division from September 20, 1993 to present; President, Quaker Europe from May 1, 1985 to October 31, 1991.

     Stephen R. Clark, Age 37; Vice President, General Counsel from November 8, 1989 to present; General Counsel from January 1, 1988 to November 8, 1989.

     Timothy J. Croasdaile, Age 47; Vice President, Investor Relations and Corporate Affairs from September 30, 1991 to present; Prior thereto he was associated with Itel Corporation and Bell & Howell Co.

     C. Simon Thompson, Age 52; Vice President, Treasurer from December 1, 1993 to present; Employed by C. Simon Thompson & Associates Limited from August 1, 1991 to December 1, 1993; Group Treasurer and President, Trafalgar House Group Finance plc. from August 1, 1988 to August 1, 1991.

     Dennis G. Tischler, Age 51; Vice President, Tax from May 28, 1992 to present; Director, Tax from September 17, 1990 to May 28, 1992; Prior thereto he was associated with TRW, Inc.

     Craig G. Wassenaar, Age 38; Corporate Comptroller from June 1, 1992 to present; Prior thereto he was associated with Ernst & Young.

     Kristina Kiley, Age 43; Director -- Human Resources and Corporate Secretary from January 10, 1994 to present; Corporate Secretary, and Associate General Counsel from March 8, 1993 to January 9, 1994; Associate General
Counsel/Assistant Secretary from January 1, 1989 to March 8, 1993.

     There is no family relationship between any of the above-named officers of the Company.

     All executive officers of the Company are elected annually at the meeting of its Board of Directors following the annual meeting of shareholders.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Based on information available to the Company, as of February 11, 1994, 5,291,400 shares of Common Stock, representing 7.6% of the shares outstanding, were held by Southeastern Asset Management, Inc., 860 Ridgelake Boulevard, Suite 301, Memphis, Tennessee 38120.(1)

     The following table sets forth the shares of Common Stock beneficially owned as of May 8, 1994 by the Company's directors, those executive officers identified in "Executive Management Compensation," and the directors and all executive officers as a group.

                                  NAME                           SHARES OF COMMON STOCK(1)
        ----------------------------------------------------------------------------------
        Robert B. Carlson........................................            21,396
        Harrington M. Cummings...................................           999,848(2)
        Charles H. Curry.........................................             9,360
        Daniel F. Gerber.........................................           810,258(3)
        Richard L. McAuliffe.....................................            40,392
        Alfred A. Piergallini....................................           241,557
        Fred K. Schomer..........................................           109,225
        Gloria S. Spitz..........................................            16,340
        Bonita W. Wyse...........................................            27,798
        Jose A. Rodriguez........................................             4,601
        Stephen R. Clark.........................................            45,307
        Timothy J. Croasdaile....................................            22,940
        All directors and executive officers as a group (16
          persons including those listed above)..................         1,980,510

- -------------------------
(1) This information is based on a Schedule 13G dated February 11, 1994. Of the shares reported, Southeastern Asset Management, Inc. has sole voting power over 4,281,300 shares, shared voting power over 680,000 shares, no voting power over 330,100 shares, sole dispositive power over 4,539,300 shares, shared dispositive power over 680,000 shares and no dispositive power over 72,100 shares.

(2) With the exception of Messrs. Gerber and Cummings, none of the directors owns more than 1% of the outstanding shares of Common Stock. All directors and executive officers as a group own 2.8% of the outstanding shares.

     Shares listed as beneficially owned include shares allocated under the Company's Retirement Investment Plan, Stock Ownership Plan and Stock Ownership Program. Such figures also include shares subject to stock options granted under the Company's current and former stock option plans exercisable within 60 days following May 8, 1994, which are as follows:
     R.B. Carlson, 12,000; H.M. Cummings, 12,000; C.H. Curry, 8,000; R.L.
     McAuliffe, 28,000; A.A. Piergallini, 111,016; F.K. Schomer, 65,970; G.S. Spitz, 10,000; B.W. Wyse, 12,000; S.R. Clark, 30,057; T.J. Croasdaile,
     13,557; and for all directors and executive officers as a group, 325,764.

     Such shares also include shares held jointly with a spouse or by a spouse alone as follows: R.B. Carlson, 1,200; A.A. Piergallini, 6,000; F.K. Schomer, 7,231; G.S. Spitz, 1,700; and T.J. Croasdaile, 325. All directors and executive officers as a group had sole voting and investment power as to 774,628 shares and shared voting and investment power as to 859,928 shares.

(3) Mr. Cummings beneficially owns 1.4% of the outstanding shares of Common Stock. Includes 144,376 shares held by Mr. Cummings for the benefit of his children, 405,904 shares held in the trusts of which Mr. Cummings is one of the trustees (Mr. Gerber is also a trustee and the shares are also included as being beneficially owned by Mr. Gerber), and 437,568 shares held in three funds of which Mr. Cummings and his wife are trustees. Mr. Cummings has sole voting and investment power with respect to 144,376 shares and shares voting and investment power with respect to 843,472 shares. Also includes 12,000 shares subject to currently exercisable stock options granted under the Company's Stock Option Plan for Non-Employee Directors, which plan has been discontinued.

(4) Mr. Gerber beneficially owns 1.2% of the outstanding shares of Common Stock. Includes 405,904 shares held in trusts of which Mr. Gerber is one of the trustees and as to which he shares voting and investment power (Mr. Cummings is also a trustee and the shares are also included as being beneficially owned by Mr. Cummings), and 404,354 shares held by Mr. Gerber individually as to which he has sole voting and investment power.

          THE BOARD OF DIRECTORS AND STANDING COMMITTEES OF THE BOARD

     The Board of Directors held nine meetings during fiscal year 1994. No director attended less than 89% of the aggregate number of meetings of the Board and Board committees on which the director served.

     The executive committee, which held one meeting during the year, consisted of Messrs. Cummings, Curry, Gerber, Piergallini and Schomer. The committee may exercise all the powers of the Board when the Board is not in session, except as otherwise provided in the Restated Articles of Incorporation.

     The audit committee, which held two meetings during the year, consisted of Messrs. Carlson, Cummings, Curry, Gerber and McAuliffe, Ms. Spitz and Dr. Wyse. The committee's responsibilities include recommending to the full Board the selection of the Company's independent auditors; discussing the arrangements for the proposed scope, and the results of the annual audit with management and the independent auditors; reviewing the scope of non-audit professional services provided by the independent auditors; obtaining from both management and the independent auditors their observations on the Company's system of internal accounting controls; and reviewing the overall activities and recommendations of the Company's internal auditors.

     The management development and compensation committee, which held four meetings during the year, consisted of Messrs. Carlson, Cummings, Curry, Gerber and McAuliffe, Ms. Spitz and Dr. Wyse. The committee advises management on matters pertaining to management development and corporate organizational planning; monitors compensation arrangements for management employees for consistency with corporate objectives and shareholders' interests; approves salaries of officers who are members of the executive committee; and administers many of the Company's executive benefit plans.

     The nominating committee, which held one meeting during the year, consisted of Messrs. Carlson, Cummings, Curry, Gerber and McAuliffe, Ms. Spitz and Dr. Wyse. The committee is responsible for the selection of potential candidates for membership on the Board of Directors and periodic review of compensation of directors. Shareholders wishing to nominate director candidates for consideration by the committee may do so by writing to the secretary of the Company giving the candidate's name, biographical data, and qualifications. The bylaws of the Company require that notice of nominations by shareholders of persons for election as directors at annual meetings of the Company be delivered to the Company not less than fifty nor more than seventy-five days prior to the date of the meeting; provided that, if less than sixty-five days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be received by the Company not later than the fifteenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs.

     The corporate governance review committee, which was made a standing committee and had three meetings in the last year, consisted of Messrs. Carlson, Cummings, Curry, Gerber and McAuliffe, Ms. Spitz and Dr. Wyse. The committee's responsibilities include reviewing the Company's governance structure and the functioning of the Board and recommending such changes as the committee deems to be in the best interests of the Company and its shareholders.

     The Company retained Burson-Marsteller, of which Ms. Spitz is an officer, to provide certain public relations services in the fiscal year ended March 31, 1994.

     Directors who are not employees of the Company are currently paid fees which are comprised of a combination of cash and shares of common stock. Quarterly cash payments of $9,275 are made to each director, or $9,775 in the case of committee chairmen, which amounts may be deferred, at the election of the director, until such director ceases to serve on the Board. Upon the termination of the service of such a director within the two-year period immediately following a change in control of the Company (as defined in the Company's Outside Directors' Fee Plan), any balance in the director's deferred cash account will be paid to the director in a single lump-sum payment. A change in control would occur upon completion of the Offer. The Non-Employee Directors Stock Accumulation Plan, established within the Company's Stock Ownership Program, provides for an annual grant of 580 shares of common stock to each non-employee director on the first business day following the annual meeting of shareholders. Such shares are not transferable until the director ceases to serve on the Board for any reason, except that all shares become freely transferable upon a change of control of the Company (as defined in such plan), which would occur upon the completion of the Offer. The plan also provides that upon initial election or appointment to the Board, each non-employee director will receive a stock option to purchase 8,000 shares of common stock at an exercise price of 85% of the stock's fair market value on the date of grant. Under the Stock Option Plan for Non-Employee Directors which was discontinued upon the implementation of the Non-Employee Directors Stock Accumulation Plan, directors received annual stock options to purchase shares of common stock. All options become exercisable upon a change in control of the Company (as defined in the Stock Option Plan for Non-Employee Directors), which would occur upon the completion of the Offer. No directors exercised any options during 1994. As of May 8, 1994, current directors held options for 82,000 shares.

                       EXECUTIVE MANAGEMENT COMPENSATION

                  SUMMARY OF EXECUTIVE MANAGEMENT COMPENSATION

                                                                                                                 LONG-TERM EQUITY
                                                                                                                BASED COMPENSATION
                                            ANNUAL COMPENSATION                                                --------------------
- ------------------------------------------------------------------------------------------------------------
                                                                              ANNUAL BONUS
                                                                      ----------------------------
                                                                                      FORM OF         OTHER      RESTRICTED STOCK
                                                                                    PAYMENT(2)       ANNUAL         AWARDS(4)
                                                                       TOTAL     -----------------   COMPEN-   --------------------
       EXECUTIVE                 POSITION          FY     SALARY       AWARD       CASH     SHARES   SATION(3) SHARES   VALUE(5)(6)
- -----------------------  ------------------------  ---   --------     --------   --------   ------   -------   ------   -----------
A.A. Piergallini.......  Chairman, Pres. and CEO   94    $506,000     $392,555   $314,036   2,746    --79,880  8,636     $ 264,478
                                                   93     506,000            0          0       0    --        5,000       154,400
                                                   92     466,400      280,959    280,959       0    $         3,334       115,023
F.K. Schomer...........  Exec. V.P. and CFO        94     269,346(1)   164,273     82,141   2,775        --    3,182        97,449
                                                   93     269,346(1)         0          0       0        --    1,666        51,446
                                                   92     253,088      145,880     58,348   2,656        --    2,000        69,000
J.A. Rodriguez(11).....  Pres., International      94     132,692       13,726     10,981      96        --    1,046        32,034
                         Division                  93          --           --         --      --        --       --            --
                                                   92          --           --         --      --        --       --            --
S.R. Clark.............  V.P. and General Counsel  94     171,160       81,179     64,938     568        --    2,091        64,037
                                                   93     153,817            0          0       0        --      834        25,754
                                                   92     143,495       50,424     20,170     918        --    1,500        51,750
T.J. Croasdaile........  V.P. Investor Relations   94     161,000       73,824     59,070     516        --    1,364        41,773
                         and Corp. Affairs         93     160,583            0          0       0        --      334        10,314
                                                   92      78,600       27,000     27,000       0     8,278    1,000        34,500


- -----------------------               LONG-TERM INCENTIVE PAYOUTS
                                        PERFORMANCE SHARES/UNITS                     TOTAL COMPENSATION
                                                 EARNED                        ------------------------------
                                      ----------------------------     ALL                    SHARES EARNED
                           NO. OF      TOTAL      FORM OF PAYMENT     OTHER                    AND AWARDED
                          OPTIONS      PAYOUT    -----------------   COMPEN-                -----------------
       EXECUTIVE         GRANTED(7)    VALUE     SHARES   CASH(8)    SATION(9)  CASH(10)    SHARES   VALUE(5)
- -----------------------  ----------   --------   ------   --------   -------   ----------   ------   --------
A.A. Piergallini.......    86,364     $578,393   12,636   $191,415   $40,614   $1,043,978   24,018   $735,551
                           40,107      560,515   13,814    133,939   39,364       671,005   18,814    580,976
                           16,666      938,912   20,316    238,010   54,177     1,029,228   23,650    815,925
F.K. Schomer...........    31,818      199,593    4,360     66,068   19,227       428,778   10,317    315,958
                            8,334      181,774    4,618     39,170   19,035       318,804    6,284    194,050
                                0      333,725    7,350     80,150   26,115       407,685   12,006    414,207
J.A. Rodriguez(11).....    10,454           --       --         --    4,777       143,673    1,142     34,974
                               --           --       --         --       --            --       --         --
                               --           --       --         --       --            --       --         --
S.R. Clark.............    20,909       81,059    1,772     26,791   10,109       267,450    4,431    135,699
                            4,166       20,597      667          0    5,603       153,817    1,501     46,351
                                0       30,774      892          0    8,038       165,993    3,310    114,285
T.J. Croasdaile........    13,636           --       --         --    5,796       220,070    1,880     57,575
                            1,666           --       --         --    6,158       160,585      334     10,314
                            2,800           --       --         --    2,830       105,600    1,000     34,500
                                                                         --

- -------------------------
 (1) Includes lump sum payment in lieu of base salary increases.
 (2) Under the Company's annual bonus plan, executives may elect to receive 20%
     - 100% of an award in shares of common stock, although in fiscal year 1994 certain executives were required to receive at least 20% of their annual bonus in shares. Those shares relating to 20% of the bonus required to be received in shares were valued at $28.5938 (the average sales price over a specified period); elected shares were valued at $30.3063. Premium shares equal to 4% of the stock award were granted each year (through the fifth year) following the award provided that if the executive sold any shares of common stock the right to further premium shares under the award was forfeited. In each of 1994 and 1993, 107 premium shares were awarded to F.K. Schomer and 37 shares to S.R. Clark based on stock awards made in 1992..
 (3) While each of the executives received certain perquisites and other benefits in the year shown, in accordance with SEC regulations, the value of these benefits are not shown since they did not exceed in the aggregate the lesser of $50,000 or 10% of the individual's salary and bonus in those years with the exception of Messrs. Piergallini and Croasdaile in 1992. Of the amounts shown for Messrs. Piergallini and Croasdaile in 1992, $74,342 and $8,278, respectfully, were paid as reimbursement for certain moving expenses incurred in connection with Mr. Piergallini's election as chief executive officer and Mr. Croasdaile's initial employment with the Company.
 (4) Except as described below, the shares shown in this column are restricted shares awarded in combination with stock options. Restricted shares equal to 10% of the 1994 option grant and 20% of the 1993 and 1992 option grant are awarded to senior executives with an option and are subject to forfeiture if the shares acquired upon the exercise of the option are sold or transferred or the executive ceases to be employed by the Company. See "Stock Options." The shares awarded in 1992 to Messrs. Schomer, Clark and Croasdaile were restricted shares subject to forfeiture if the executive terminates employment.
 (5) Value was determined by multiplying total share awarded or earned by the closing price of common stock as of the last day of each fiscal year:
     $30.625 for 1994; $30.88 for 1993; and $34.50 for 1992.
 (6) The aggregate restricted share holdings as of March 31, 1994 and the value as of the date were as follows: A.A. Piergallini 73,737 shares ($2,258,196); F.K. Schomer, 19,039 shares ($583,069); J.A. Rodriguez, 4,335 shares ($132,759); S.R. Clark 8,394 shares ($257,066) and T.J. Croasdaile, 5,457 shares ($167,121). These restricted shares include restricted stock awards and performance shares that are subject to continuing restrictions. The values shown are market value as of year end, without giving effect to the diminution in value attributable to the restrictions. Dividends on restricted shares are paid at the same rate as the dividends paid on common stock generally. However, in the case of performance shares and certain restricted shares the dividends are accrued and subject to forfeiture if the shares are forfeited.
 (7) See "Stock Options" for a description of the terms of the options and their valuation.
 (8) Reflects actual cash paid for units earned during each fiscal year.
 (9) Includes Company contributions to the Stock Ownership Plan and dividends accrued on certain restricted and performance shares.
(10) Includes all cash received except Company contributions to the Stock Ownership Plan and the reimbursement of the moving expenses of Messrs. Piergallini and Croasdaile.
(11) Mr. Rodriguez was first employed by the Company in September, 1993. The compensation shown for 1994 is for the period beginning on the date of employment through the end of the fiscal year.

                                 STOCK OPTIONS

     Set forth below is certain information concerning stock options granted to the Company's senior executives during the previous year. For purposes of valuing the options, companies may choose between (i) using a hypothetical value based upon a stock appreciation of 5% and 10% over the term of the option or
(ii) a grant-date valuation approach. The Black-Scholes "grant-date" option pricing model is widely used by compensation experts and is also utilized by the Company and the Board's management development and compensation committee in connection with option grants. The Company believes that the Black-Scholes Model provides meaningful information that enables shareholders to better understand the relationship of option grants to an executive's total compensation.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                          % OF
                                                      TOTAL OPTIONS                                GRANT-DATE
                                                         GRANTED                                 PRESENT VALUE
                                         OPTIONS         TO ALL        EXERCISE    EXPIRATION    (BLACK-SCHOLES
              EXECUTIVE                 GRANTED(1)    ASSOCIATES(2)     PRICE         DATE         MODEL)(3)
- -------------------------------------   ----------    -------------    --------    ----------    --------------
A.A. Piergallini.....................     40,909           5.26%       $31.0000      5/03/98        $203,318
                                          45,455           5.84         28.5938      3/29/99         486,369
F.K. Schomer.........................     13,636           1.76         31.0000      5/03/98          67,771
                                          18,182           2.34         28.5938      3/29/99         194,547
J.A. Rodriguez.......................      6,818           0.85         31.0000      9/23/98          33,885
                                           3,636           0.45         28.5938      3/29/99          38,927
S.R. Clark...........................      9,091           1.17         31.0000      5/03/98          45,182
                                          11,818           1.53         28.5938      3/29/99         126,453
T.J. Croasdaile......................      9,091           1.17         31.0000      5/03/98          45,182
                                           4,545           0.63         28.5938      3/29/99          48,632

- -------------------------
(1) All options are non-qualified and were granted at a price in excess of fair market value on the date of grant in the case of options with expiration dates in 1998 and at the average closing sales price of the common stock during a 30-day period preceding the grant in the case of options with expiration dates in 1999. Each option is fully exercisable on the first anniversary of the date of grant and includes the right to pay the exercise price in cash or with shares owned for six months and the options with expiration dates in 1998 have the right to receive a "reload option," under certain circumstances.

     Reload options are granted upon the exercise of an original option within two years of the grant of such option. A "reload" option (a) is an option to purchase a number of shares of stock equal to the number of shares the executive returns to the Company as payment of the exercise price for a previously granted option (the "reload" in effect replaces the number of shares surrendered to exercise the option, so that the total number of shares and options held by the executive is maintained at the same level);
     (b) has an exercise price equal to the fair market value on the date the "reload option" is granted; (c) has a term limited to the remaining term of the option that was exercised; and (d) is exercisable six months after the date the reload is granted.

     Restricted shares representing an additional 10% of the option grant are awarded in combination with the options (except reload options). The restrictions lapse over a three-year period following the exercise of the option provided that the shares acquired upon such exercise are not sold or transferred and the individual continues to be employed with the Company during that period.

     All options become exercisable and all restrictions on shares lapse upon a change of control of the Company, which would occur upon completion of the Offer.

(2) Percentages represent the number of shares subject to the option granted as compared to the shares subject to all options granted in fiscal year 1994.

(3) All stock option valuation methods, including the Black-Scholes method, require a prediction about the future stock price. The following assumptions were used for purposes of calculating the Grant Date Present Value shown in the table: (i) all options were assumed to have terms of five years, (ii) for options which expire in 1998, the assumptions were a volatility of .2548, a dividend yield of 3.02% and an interest rate of 5.05%; and (iii) for options which expire in 1999, the assumptions were a volatility of .3007, a dividend yield of 2.67% and an interest rate of 6.18%. Of course, the ultimate value of the options will depend upon the Company's performance and the stock price during the applicable period.

                   TOTAL OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                 NUMBER OF OPTIONS AT           VALUE OF IN-THE-MONEY
                                                                        FY-END                   OPTIONS AT FY-END(2)
                        SHARES ACQUIRED    VALUE REALIZED    ----------------------------    ----------------------------
      EXECUTIVE         ON EXERCISE(1)      ON EXERCISE      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- ---------------------   ---------------    --------------    -----------    -------------    -----------    -------------
A.A. Piergallini.....          --                 --            70,107          86,364        $ 436,529        $39,203
F.K. Schomer.........          --                 --            52,334          31,818          741,430         17,897
J.A. Rodriguez.......          --                 --                --          10,454               --            255
S.R. Clark...........          --                 --            20,966          20,909          287,807         11,448
T.J. Croasdaile......          --                 --             4,466          13,636            6,431             --

- -------------------------
(1) No options were exercised by the named executive officers during the last fiscal year.

(2) Value represents the fair market value as of March 31, 1994 of the shares subject to the option less the exercise price of the option.

                            LONG-TERM INCENTIVE PLAN
              PERFORMANCE SHARES/UNITS AWARDED IN LAST FISCAL YEAR

                                                                     ESTIMATED FUTURE SHARE/UNIT PAYOUTS
                      PERFORMANCE                       --------------------------------------------------------------
                       SHARES AND
                    UNITS AWARDED(1)     PERFORMANCE       THRESHOLD(3)           TARGET(3)             MAXIMUM(3)
                   ------------------    CYCLE PRIOR    ------------------    ------------------    ------------------
   EXECUTIVE       SHARES    UNITS(2)     TO PAYOUT     SHARES     UNITS      SHARES     UNITS      SHARES     UNITS
- ----------------   ------    --------    -----------    ------    --------    ------    --------    ------    --------
A.A.
  Piergallini...   6,263       3,132      3yrs (1996)     626        313      6,263       3,132     12,526      6,264
                   7,159       3,580      3yrs (1997)     716        358      7,159       3,580     14,318      7,160
F.K. Schomer....   2,002       1,001      3yrs (1996)     200        100      2,002       1,001      4,004      2,002
                   2,279       1,139      3yrs (1997)     228        114      2,279       1,139      4,558      2,278
J.A.
  Rodriguez.....   1,406         703      3yrs (1996)     141         70      1,406         703      2,812      1,406
                   1,883         942      3yrs (1997)     188         94      1,883         942      3,766      1,884
S.R. Clark......     918         459      3yrs (1996)      92         46        918         459      1,836        918
                   1,377         688      3yrs (1997)     138         69      1,377         688      2,754      1,376
T.J.
  Croasdaile....     906         453      3yrs (1996)      91         45        906         453      1,812        906
                   1,031         516      3yrs (1997)     103         52      1,031         516      2,062      1,032

- -------------------------
(1) Pursuant to certain recently adopted tax provisions, the Company began awarding option and performance shares/units immediately prior to each fiscal year, rather than shortly after a fiscal year as had been the case. Accordingly, the table shows two awards for each executive officer, the first made in May 1993 for cycles ending in 1996 and the second in March 1994 for cycles ending in 1997.

(2) Share units earned will be paid in cash at the end of the performance cycle based upon the average sales price during the last 20 days in April following the end of the last fiscal year in the cycle.

(3) The payouts are dependent on two performance goals which are given relative weights by the management development and compensation committee: (i) the attainment of specified levels of cumulative net earnings and (ii) the achievement of certain rankings in the peer Company group

     (comprised of 10 companies in the food industry) based upon return on capital. The target will be achieved if the targeted cumulative net earnings is attained and the Company's ranking in the peer Company group is in the 75th percentile on the basis of return on capital. The threshold will be earned if approximately 90% of the targeted cumulative net earnings is attained and the Company ranks at the median of the peer group on the basis of return on capital. No shares or units will be earned if performance is below the threshold. The maximum will be earned if approximately 110% of the targeted cumulative net earnings are attained and the Company ranks in the 100th percentile of the peer group on the basis of return on capital. The management development and compensation committee also retains discretion under the Stock Ownership Program to make such other long-term incentive awards as it deems appropriate. If a change of control of the Company (as defined in the Stock Ownership Program) occurs, all restrictions on Long-Term Incentive Grants (both shares and units) will lapse.

                         SUMMARY OF COMPENSATION PLANS

ANNUAL BONUS PLAN

     The objectives of the Annual Bonus Plan are to motivate and reward the accomplishment of corporate and operating unit annual objectives, reinforce a strong performance orientation with differentiation and variability in individual awards based on contributions to business results and provide a fully competitive compensation package which will attract, reward and retain individuals of the highest quality. As a pay-for-performance plan, year-end cash bonus awards are paid only upon the achievement of performance objectives established for the fiscal year, and no bonuses are paid if a minimum threshold is not met. Participants may have two performance components: (1) corporate and/or operating unit financial performance (specific measurements are defined each year and threshold, target and maximum performance levels are established to reflect the Company's objectives) and (2) key individual objectives, which represent critical end results for the management position. A weighting is established based on the relative importance of each performance component.

     Appropriate performance objectives are established for each fiscal year in support of the Company's annual strategic plan. In fiscal year 1994, the corporate performance objectives consisted of targets on net earnings and return on equity.

     If a change in control of the Company (as defined in the Annual Bonus Plan) occurs during a fiscal year, a pro-rata lump-sum payment of the target bonus with respect to such fiscal year will be made as soon as possible thereafter. On May 21, 1994, the Board of Directors adopted a resolution providing that, upon the occurrence of certain changes in control (as defined in the plan), any participant who previously elected to receive part or all of a bonus award in shares of Common Stock and who has not yet received all the "premium shares" (as defined in the plan) in connection with such bonus award(s) shall be paid, in cash, an amount equal to the aggregate amount which would have been received for, or with respect to, such premium shares if they had participated in the change in control transaction. The completion of the Offer would constitute such a change in control of the Company for purposes of the Annual Bonus Plan.

STOCK OWNERSHIP PROGRAM

     The purpose of the Stock Ownership Program is to encourage and create significant ownership of Company stock by key employees, as well as non-employee members of the Board of Directors, thereby promoting a close alignment of interests between the Company's management, its Board of Directors and its shareholders, as well as attracting and retaining outstanding management.

     Key Employee Stock Option and Award Plan. The management development and compensation committee is empowered, within certain limitations, to make grants of stock options, stock appreciation rights, and performance and restricted stock awards and stock equivalents.

     Stock Options. Stock options align the interests of associates and shareholders by providing value to the associate when the stock price increases. During the year, options were granted to 496 associates.

     Performance Shares. Performance shares are pay-for-performance incentive awards that compensate senior executives for attaining corporate and divisional performance targets under the Company's long-term incentive program. Certain corporate performance targets include a specified compounded annual net sales growth rate and return on capital ratios as compared to those ratios achieved by the selected food industry group. Appropriate performance targets are defined prior to each cycle in support of the Company's long-term strategic plan. Weightings will be established for each participant to reflect the relative importance of corporate and the operating unit(s) in appropriately reinforcing the intended management role. In addition, the management development and compensation committee retains discretion to make such other awards as it deems appropriate. On May 21, 1994, the committee granted additional discretionary awards to certain current employees of the Company.

     Restricted Stock. The committee awards restricted stock in connection with the grant of certain options to senior executives. The restricted stock is intended to encourage retention of shares acquired upon exercise of the option.

     The committee has also made grants of restricted stock from time to time to a limited number of senior executives as an important long-term retention device. The shares cannot be transferred until they vest, with vesting occurring over an extended period of time and contingent on the participant's continued employment. Each participant has all of the rights and privileges of a shareholder with respect to the shares, other than the ability to transfer the shares, including the right to receive any cash or stock dividends declared with respect to the stock and voting rights.

     Upon a change of control of the Company (as defined in the applicable plans), all outstanding stock options become exercisable and the restrictions lapse on all grants made under the Stock Ownership Program (including any restricted shares and share units). Under each applicable plan, the completion of the Offer would constitute a change of control of the Company.

RETIREMENT INVESTMENT PLAN AND STOCK OWNERSHIP PLAN (ESOP)

     Under the Retirement Investment Plan, associates of the Company may contribute up to 15% of pay and contributions of up to 6% are supplemented by Company contributions to the Company's ESOP at a rate of 60 cents for each dollar contributed. Eligible executives whose contributions to the Retirement Investment Plan are reduced because of certain statutory limits are permitted to make similar contributions to the Company's Supplemental Executive Retirement Plan ("SERP").

     The Company makes contributions to the Stock Ownership Plan, on behalf of eligible Retirement Investment Plan participants in the plan, in an amount equal to 60 cents for each dollar contributed by the participant to the Retirement Investment Plan. Approximately 3,500 associates participate. Additional supplemental allocations may be made to participants subject to the attainment of certain corporate performance goals. Allocations are subject to vesting provisions. During the last fiscal year, the Company contributed $2,975,454 in common stock to all associates under the ESOP. Eligible executives who contribute to the SERP also receive Company contributions (in the form of cash rather than common stock) equal to 60 cents for each dollar contributed.

     On May 21, 1994, the Board of Directors approved a resolution providing that a participant in the Company's Retirement Investment Plan or Stock Ownership Plan (ESOP) shall become fully vested in such participant's Company Contribution Account or Investment and Stock Accounts, respectively, upon an involuntary termination of employment without cause (as defined in the plans) within the three-year period immediately following any change in control (as defined in the plans), provided such participant was employed by the Company on the date of the change in control. The completion of the Offer would constitute a change in control of the Company for purposes of these plans.

RETIREMENT PLANS

     All full-time salaried associates and certain hourly associates participate in the Company's Retirement Plan funded entirely by the Company which provides annual pension benefits at age 65. Under the employment agreement with Mr. Schomer, the Company will pay Mr. Schomer additional retirement benefits determined by crediting Mr. Schomer with an additional five years of service. The annual pension benefit that can be earned under the Retirement Plan is subject to various limits on covered compensation and on the amount of the benefit itself. An eligible executive who retires under the Retirement Plan also receives from the SERP a benefit equal to the greater of (i) the pension benefit that the executive would have earned under the Retirement Plan but for the various limits that apply and (ii) a pension benefit earned under a separate SERP formula. The SERP pension benefit is reduced by the actual amount of pension benefits provided by the Retirement Plan, by contract and by other retirement benefits. Under the SERP, participants become fully vested (even if they are not yet eligible to retire under the Retirement Plan) if their employment is terminated within two years following a change in control of the Company.

     The following table shows the estimated annual pension benefits payable upon retirement at age 65 based on 1994 covered compensation tables under the "final average annual pay" excess formula:

                                        YEARS OF SERVICE
FINAL AVERAGE     ------------------------------------------------------------
 ANNUAL PAY          15           20           25           30           35
- -------------     --------     --------     --------     --------     --------
  $ 150,000       $ 31,562     $ 42,083     $ 52,603     $ 63,124     $ 73,644
  $ 300,000       $ 65,312     $ 87,083     $108,853     $130,624     $152,394
  $ 400,000       $ 87,812     $117,083     $146,353     $175,624     $204,894
  $ 500,000       $110,312     $147,083     $183,853     $220,624     $257,394
  $ 600,000       $132,812     $177,083     $221,353     $265,624     $309,894
  $ 700,000       $155,312     $207,083     $258,853     $310,624     $362,394

     As of May 1, 1994, credited years of participation under the Retirement Plan for the executive officers named in the Summary Compensation Table were:
A.A. Piergallini, 4 1/3 years; F.K. Schomer, 10 1/3 years; J.A. Rodriguez, 0 year; S.R. Clark, 10 1/3 years and T.J. Croasdaile, 2 1/2 years. The compensation covered by the Retirement Plan is the amounts shown in the Summary of Executive Compensation Table as Salary and Annual Bonus.

     Under the SERP, the following are estimated annual benefits payable upon retirement at age 65 (or upon termination of employment within two years following a change in control of the Company) based on certain projections as to increases in compensation: A.A. Piergallini, $886,660; F.K. Schomer, $253,080; J.A. Rodriguez, $60,412; S.R. Clark, $462,410; T.J. Croasdaile, $148,785.

EMPLOYEE AGREEMENTS

     The Company has employment agreements with Messrs. Piergallini and Schomer, the terms of which end on March 31, 1997. The agreements provide for certain payments in the event of termination of the agreement by the Company without cause.

     The Company maintains severance agreements with certain key employees (including the five executive officers named in the cash compensation table) providing for guaranteed severance payments equal to two times (three times in the case of four executive officers) the sum of annual compensation (including amounts paid under the Company's Annual Bonus Plan), a cash payment in lieu of outstanding options, outplacement assistance and legal fees, and continuation of life and health insurance benefits for 24 months (36 months in the case of four executive officers) if there is a change in control of the Company and the employee is terminated within three years thereafter. A change in control is deemed to occur upon the acquisition by a person of 25% or more of the Company's voting stock, a change in the composition of the Company's Board of Directors or a merger or consolidation of the Company. Severance payments are reduced by the amount of any severance payment provided under any employment agreement. These agreements also provide for a cash payment of the amount necessary to compensate the employees for any costs resulting from the imposition of excise taxes payable under the Internal Revenue Code.

     In November 1993, the Board of Directors authorized certain amendments to the agreements. The amendments (i) modified the calculation of the bonus component of the severance payment to use the executives' target bonus award, rather than the executives' actual award, as determined pursuant to the

Annual Bonus Plan; (ii) extended the term of the agreements to a period of three years, rather than two years, following a change in control; and (iii) provided for Severance Benefits (as defined in the agreements) for four executives to be based on three times, rather than two times, the sum of annual compensation. In January 1994, the Board of Directors approved entering into a severance agreement with Kristina Kiley, Director of Human Resources and Corporate Secretary of the Company. The completion of the Offer would constitute a change in control for purposes of the severance agreements.

SEVERANCE BENEFITS PLAN

     The Company's Severance Benefits Plan provides for the payment of certain severance and other benefits upon termination of employment of a full-time, active employee (who is not covered under any collective bargaining agreement) by the Company without Cause (as defined in the plan). Eligible employees are entitled to receive increased severance and other benefits upon termination by the Company without Cause following a change in control of the Company (as defined in the plan).

     In November 1993, the Board of Directors authorized certain amendments to the Severance Benefits Plan. The amendments (i) extended the term of protection to a period of three years, rather than two years, following a change in control; (ii) established certain minimum Severance Benefits (as defined in the plan) for eligible employees irrespective of years of service under the Severance Benefits Plan during the three years following a change in control; and (iii) provided for a Housing Purchase Guarantee (as defined in the plan) to Fremont-based salaried associates terminated by the Company without Cause following a change in control of the Company. In addition, on May 21, 1994, the Board of Directors authorized the addition of Gerber Life Insurance Company and Hankscraft Motors to the Severance Benefits Plan as Participating Subsidiaries (as defined in the plan). The completion of the Offer would constitute a change in control for purposes of the Severance Benefits Plan.

SUPPLEMENTAL RETIREMENT BENEFIT TRUST AGREEMENT

     The purpose of the Company's Supplemental Retirement Benefit Trust Agreement ("Trust Agreement") is to assure the availability of funds for the payment of certain amounts that may become due pursuant to the Company's Supplemental Executive Retirement Plan, Elective Deferral Plan for Senior Management and certain designated employee and severance agreements (collectively, the "Plans").

     The Trust provides that, within 30 days of the occurrence of a potential change in control (as defined in the Trust Agreement), the Company is required to fund the trust in an amount in cash or marketable securities having a fair market value equal to the present value of the amount sufficient to meet the Company's obligations under the Plans assuming (i) the occurrence of a change in control and (ii) the immediate termination of the employment of the participants in the Plans in such a manner as to produce the maximum benefits under such Plans. The execution of the Merger Agreement constituted a potential change in control for purposes of the Trust Agreement.

                  COMPLIANCE WITH THE SECURITIES EXCHANGE ACT

     The Company's executive officers and directors are required under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Copies of those reports must also be furnished to the Company.

     Based solely on a review of the copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that during the preceding year all required filings applicable to executive officers and directors had been made with the exception of the annual filing on Form 5 to be made by Mr. Cipollaro, a former executive officer of the Company, whose employment by the Company ceased in September 1993.

                               INDEX TO EXHIBITS

                                                                                      SEQUENTIALLY
  EXHIBIT                                                                               NUMBERED
    NO.                                   DESCRIPTION                                    PAGES
- ------------  --------------------------------------------------------------------    ------------
Exhibit 1.1   Agreement and Plan of Merger, dated as of May 21, 1994, by and among
              Sandoz Ltd., SL Sub Corp. and Gerber Products Company...............
Exhibit 1.2   Amendment No. 1, dated as of May 27, 1994, to the Agreement and Plan of Merger, dated as of May 21, 1994.................................
Exhibit 2     Form of Amendment to Severance Agreements between Gerber Products
              Company and certain key executives..................................
Exhibit 3     Gerber Products Company Severance Benefits Plan, as amended May 21,
              1994................................................................
Exhibit 4     Confidentiality Agreement, dated April 29, 1994, between Gerber
              Products Company and Sandoz Corporation.............................
Exhibit 5     Press Release issued jointly by Gerber Products Company and Sandoz
              Ltd. dated May 23, 1994.............................................
Exhibit 6     Letter to Shareholders of Gerber Products Company dated May 27,
              1994*...............................................................
Exhibit 7.1   Opinion of Goldman, Sachs & Co. dated May 21, 1994*.................
Exhibit 7.2   Opinion of Wasserstein Perella & Co., Inc. dated May 21, 1994*......

- -------------------------
* Included in copies mailed to shareholders.